Exhibit 99.(h)(v)(D)

Schedule A

to the Operating Services Agreement

between the Direxion Funds and Rafferty Asset Management, LLC

for the Direxion Hilton Tactical Income Fund

Funds
(with respect to A Class Shares)
Direxion Hilton Tactical Income Fund	0.15%

Funds
(with respect to Institutional Class Shares)
Direxion Hilton Tactical Income Fund	0.15%

Funds
(with respect to C Class Shares)
Direxion Hilton Tactical Income Fund	0.15%

Last Revised:  February 12, 2015